                                                                                EXHIBIT 12
                    VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             For the Years Ended December 31
                                 (Amounts in thousands)

                                           1994      1993      1992      1991      1990
Fixed charges:
 Interest expense before
   capitalization credits              $ 10,699  $ 10,187  $ 10,441  $ 11,336  $  9,349
 Amortization of financing costs            114       115       116        75        44
 One-third of rental expense             10,393     7,375     7,190     4,815     5,678
   Total fixed charges                 $ 21,206  $ 17,677  $ 17,747  $ 16,226  $ 15,071

Net earnings from continuing
 operations                            $ 97,976  $ 88,229  $ 90,980  $ 52,580  $120,278
Provision for income taxes               47,930    36,993    39,746    20,867    58,951
Fixed charges                            21,206    17,677    17,747    16,226    15,071
Capitalized interest credits               (878)   (1,016)     (673)     (131)   (1,591)
Amortization of capitalized interest        997       882       792       840       705
Earnings from continuing operations
 before income taxes as adjusted       $167,231  $142,765  $148,592  $ 90,382  $193,414

Ratio of earnings to fixed charges          7.9       8.1       8.4       5.6      12.8
